Anadys Pharmaceuticals, Inc.
3115 Merryfield Row
San Diego, CA 92121
April 21, 2009

Via Facsimile and Edgar

Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Scot Foley

RE:	Anadys Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-158342)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on Thursday, April 23, 2009, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.
In connection with this request, the Company acknowledges that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Mustapha Parekh of Cooley Godward Kronish LLP at (858) 550-6002 if you have any questions regarding this matter.
Very truly yours,

Anadys Pharmaceuticals, Inc.
/s/ James T. Glover
James T. Glover
Senior Vice President, Operations and Chief Financial Officer